CANCELATION, ISSUANCE AND ASSIGNMENT AGREEMENT

This **CANCELATION, ISSUANCE AND ASSIGNMENT AGREEMENT** (this "**Agreement**"), effective as of July 10, 2023, is made by and among Ascend Technology Corporation, a Delaware corporation ("**ATC**"), Ascend Assets I LLC, a Delaware limited liability company ("**Assets I**"), Ascend SC I LLC, a Delaware limited liability company ("**ASC I**"), Ascend Real Estate Fund I LLC, a Delaware limited liability company ("**AREF I**"), and Ascend Investment Management LLC, a Delaware limited liability company ("**AIM**" and, together with Assets I, ASC I and AREF I, the "**Affiliates**").

BACKGROUND

A. This Agreement is being entered into in connection with the reorganization of the Affiliates in preparation for a securities offering by Assets I under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended.

B. ATC is the record and beneficial owner of all the issued and outstanding company units of:

(i) ASC I, consisting of five hundred (500) voting units and five hundred (500) non-voting units (the "**ASC I Units**"), and;

(ii) AREF I, consisting of five hundred (500) voting units and five hundred (500) non-voting units (the "**AREF I Units**").

C. AREF I is the record and beneficial owner of all the issued and outstanding company units of Assets I, consisting of five hundred (500) voting units and five hundred (500) non-voting units (the "**Assets I Units**").

D. ATC has invested:

(i) $254,582 in ASC I to finance ASC I's purchase of one property (the "**ASC I Contribution**"), and;

(ii) $1,482,523 in Assets I (indirectly through AREF I) to finance Assets I's purchase of five properties (the "**Assets I Contribution**").

E. ATC desires to assign the ASC I Units to Assets I, and Assets I desires to accept the ASC I Units. This exchange is intended to be tax-free under Section 351 of the Internal Revenue Code 1986, as amended.

F. AREF I desires to cancel the AREF I Units, and ATC desires to accept such cancelation.

G. Assets I desires to cancel the Assets I Units, and AREF I and ATC desire to accept such cancelation.

H. Assets I will amend and restate its current operating agreement dated July 20, 2022, to, among other things, (i) appoint ATC as its manager, and (ii) allow for three classes of membership units consisting of:

(i) One hundred (100) Class A Units – voting, with a 100% capital return, plus 6% preferred return, plus an 80% distribution of the remaining Distributable Cash (as this term is defined in the Assets I Operating Agreement), if any, distributed pro rata between the Class A and Class B Units;

(ii) fifteen million (15,000,000) Class B Units – non-voting, with a 100% capital return, plus 6% preferred return, plus an 80% distribution of the remaining Distributable Cash, if any, distributed pro rata between the Class A and Class B Units; and

(iii) one thousand (1,000) Class C Units – non-voting, with a 20% distribution of the remaining Distributable Cash, if any, after Class A and Class B receive their 100% capital return plus their 6% preferred return).

I. AREF I will amend and restate its operating agreement dated as of July 20, 2022, to, among other things, (i) appoint ATC as its manager, and (ii) allow for two classes of membership units consisting of:

(i) Five million (5,000,000) Class A Units – voting, with all distributions shared pro rata with Class B; and

(ii) fifteen million (15,000,000) Class B Units – non-voting, with all distributions shared pro rata with Class A.

J. As consideration for the ASC I Contribution and the Assets I Contribution, Assets I desires to issue to ATC (i) 100 Assets I Class A Units, (ii) 100,000 Assets I Class B Units, (iii) 1,000 Assets I Class C Units, and (iv) a convertible promissory note in the principal amount of $1,478,065 (the "**Note**") in the form attached hereto as Exhibit A (collectively, the "**Consideration**"), and ATC desires to accept the Consideration. This exchange is intended to be tax-free under Section 351 of the Internal Revenue Code 1986, as amended.

K. ATC desires to assign the 100,000 Assets I Class B Units, and AREF I desires to accept the 100,000 Assets I Class B Units. This exchange is intended to be tax-free under Section 351 of the Internal Revenue Code 1986, as amended.

L. ATC desires to assign the one thousand (1,000) Assets I Class C Unit it received as Consideration to AIM, and AIM I desires to accept the one thousand (1,000) Assets I Class C Unit. This exchange is intended to be tax-free under Section 351 of the Internal Revenue Code 1986, as amended.

AGREEMENT

NOW, **THEREFORE**, in consideration of the mutual covenants, terms, and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows and acknowledge that the actions set forth in Sections 1, 2 and 3 below shall be effected automatically and in consecutive order without any further actions being taken by the parties:

1. ***Cancelation***.

a. ATC hereby surrenders the AREF I Units to AREF I free and clear of all actions, suits, litigation, causes of action, claims, charges, liens, contracts, rights, options, security interests, mortgages, encumbrances and restrictions of every kind and nature cancelation, and AREF I accepts such surrender and cancels the AREF I Units.

b. AREF I hereby surrenders the Assets I Units to Assets I free and clear of all actions, suits, litigation, causes of action, claims, charges, liens, contracts, rights, options, security interests, mortgages, encumbrances and restrictions of every kind and nature cancelation, and Assets I accepts such surrender and cancels the Assets I Units.

2. ***Issuance***. Assets I hereby issues the Consideration to ATC, and ATC does hereby acquire and accept from Assets I the Consideration.

3. ***Assignment*.**

a. ATC hereby assigns and transfers to Assets I all of its rights, title, and interest in and to the SC I Units, and as of the date hereof, Assets I accepts the assignment and agrees to be bound by and to comply with all the covenants, obligations, and provisions of a Member under SC I's Amended and Restated Operating Agreement dated May 24, 2022, and Amendment No. 1 thereto, dated July 10, 2023, as if it had been an original party and signatory thereto.

b. ATC hereby assigns and transfers to AIM all of its rights, title, and interest in and to the one thousand (1,000) Assets I Class C Unit, and as of the date hereof, AIM accepts the assignment and agrees to be bound by and to comply with all the covenants, obligations, and provisions of a Member under the Assets I Operating Agreement as if it had been an original party and signatory thereto.

c. ATC hereby assigns and transfers to AREF I all of its rights, title, and interest in and to the 100,000 Assets I Class B Units, and as of the date hereof, AREF I accepts the assignment and agrees to be bound by and to comply with all the covenants, obligations and provisions of a Member under the Assets I Operating Agreement as if it had been an original party and signatory thereto.

4. ***Representations and Warranties*.** ATC and each of the Affiliates represent and warrant that:

a. It is formed and validly exists under the laws of its jurisdiction of formation;

b. It has all requisite power and authority to execute and deliver this Agreement, to carry out its obligations hereunder, and to consummate the transactions contemplated hereby;

c. It has obtained all necessary company approvals for the execution and delivery of this Agreement, the performance of its obligations hereunder, and the consummation of the transactions contemplated hereby;

d. This Agreement has been duly executed and delivered by it and shall constitute its legal, valid, and binding obligation, enforceable against it in accordance with its terms.

5. ***Further Assurances*.**

a. ATC understands the tax consequences and risks of this transaction and will seek professional assistance in reviewing the tax consequences of this Agreement and in the preparation of its tax returns.

b. ATC and the Affiliates agree to (i) execute and deliver any and all documents and instruments of transfer, assignment, assumption, or novation, (ii) file any such documents and instruments with any governmental authorities as applicable, and (iii) perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions contemplated by this Agreement.

6. ***Entire Agreement*.** This Agreement constitutes the sole and entire agreement between ATC and the Affiliates with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, representations and warranties and agreements, both written and oral, with respect to such subject matter.

7. ***Successors and Assigns*.** This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8. ***No Third-Party Beneficiaries***. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express, or implied, is intended to or shall confer upon any other person any legal or equitable right, benefit, or remedy of any nature whatsoever, under or by reason of this Agreement.

9. ***Amendment and Modification; Waiver***. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

10. ***Governing Law***. This Agreement will be governed and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice of law or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of Delaware.

11. ***Counterparts***. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

This Agreement may be executed and delivered by facsimile, electronic mail (including without limitation .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, or other applicable law) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Ascend Technology Corporation

By:________________________________
Name: Florian Schmitz
Title: President

Ascend Assets I LLC

By:________________________________
Name: Florian Schmitz
Title: Authorized Signatory

Ascend SC I LLC

By:________________________________
Name: Florian Schmitz
Title: Authorized Signatory

Ascend Real Estate Fund I LLC

By:________________________________
Name: Florian Schmitz
Title: Authorized Signatory

Ascend Investment Management LLC

By:________________________________
Name: Florian Schmitz
Title: Authorized Signatory

Exhibit A

Form of Note

(See Attachment)

SCHEDULE A

ASCEND ASSETS I LLC

There will be initially authorized:

- *one hundred (100) Units of Class A Interests (the "**Class A Units**");*
- *fifteen million (15,000,000) Units of Class B Interests (the "**Class B Units**"); and*
- *one thousand (1,000) Units of Class C Interests (the "**Class C Units**").*

Name	**Address**	**Class A Common Units**	**Class B Common Units**	**Class C Common Units**
Ascend Real Estate Fund I LLC	108 W. 13th Street, Suite 100, Wilmington, DE 19801	0	100,000	0
Ascend Technology Corporation	108 W. 13th Street, Suite 100, Wilmington, DE 19801	100	0	0
Ascend Investment Management LLC	108 W. 13th Street, Suite 100, Wilmington, DE 19801	0	0	1,000
Totals		**100**	**100,000**	**1,000**

SCHEDULE B

ASCEND REAL ESTATE FUND I LLC

There will be initially authorized:

- *five million (5,000,000) Units of Class A Interests (the "**Class A Units**"); and*

- *fifteen million (15,000,000) Units of Class B Interests (the "**Class B Units**").*

Name	**Address**	**Class A Common Units**	**Class B Common Units**
Ascend Investment Management LLC	108 W. 13th Street, Suite 100, Wilmington, DE 19801	100,000	0
Totals		**100,000**	**0**

SCHEDULE C

ASCEND INVESTMENT MANAGEMENT LLC

There shall be initially authorized ten million (10,000,000) Units. Each members Unit holdings shall be recorded in a register of Members, which the Manager shall maintain. As of the date first written above, the Company shall credit the Sole Member with 100,000 Units in its register of Members.

Name	Address	Units
Ascend Technology Corporation	108 W. 13th Street, Suite 100, Wilmington, DE 19801	100,000
Totals		**100,000**

SCHEDULE D

ASCEND SC I LLC

There shall be initially authorized ten million (10,000,000) Units. Each members' Unit holdings shall be recorded in a register of Members, which the Manager shall maintain.

Name	**Address**	**Units**
Ascend Assets I LLC	108 W. 13th Street, Suite 100, Wilmington, DE 19801	1,000
Totals		**1,000**

SCHEDULE E

ASCEND ASSETS SPV I 2023 LLC

There will be initially authorized five million (5,000,000) Units, par value $0.0001 per unit. The Company has not issued any Units as of the date of this agreement.

Name	Address	Units
-	-	0
Totals		**0**